UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

 Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of June 2022, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release dated June 10, 2022 entitled “Retirement of Chairman and Proposed Appointment of New Chairman”

99.2	Press release dated June 10, 2022 entitled “An Update to MTX110 Study in Pediatric Patients with DIPG to be Presented at The International Symposium on Pediatric Neuro-Oncology, Hamburg, Germany (ISPNO 2022)”

The information in the attached Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Registrant under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: June 10, 2022	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated June 10, 2022 entitled “Retirement of Chairman and Proposed Appointment of New Chairman”

99.2

Press release, dated June 10, 2022 entitled

“An Update to MTX110 Study in Pediatric Patients with DIPG to be Presented at The International Symposium on Pediatric Neuro-Oncology, Hamburg, Germany (ISPNO 2022)”